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January 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

          RE:  RiverSource Equity Series, Inc.
               RiverSource Mid Cap Growth Fund

          Post-Effective Amendment No. 108
          File No. 2-13188/811-772

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 108 on Form N-1A pursuant to Rule 485(a)(1) to bring the financial statements and other information included in the Registration up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate.

The prospectus has been marked to show all changes from Registrant's Post-Effective Amendment No. 106 filed on or about Oct. 15, 2009.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on January 22, 2010 or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and
Secretary
RiverSource Equity Series, Inc.